UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

McCORMICK & COMPANY, INCORPORATED

(Name of Issuer)

Common Stock

  (Title of Class of Securities)

579780206

  (CUSIP Number)

W. Geoffrey Carpenter
c/o McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152
(410) 771-7301

with a copy to:

Alan L. Dye
C. Alex Bahn
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC  20004
202-637-5600

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2014

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.	579780206
1	NAMES OF REPORTING PERSON Alan D. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 753,827
	8	SHARED VOTING POWER* -0-
	9	SOLE DISPOSITIVE POWER* 753,827
	10	SHARED DISPOSITIVE POWER* -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 753,827
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)* 5.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

    * See Item 5.

Item 1.   Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock (the "Common Stock") of McCormick & Company, Incorporated, a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 18 Loveton Circle, Sparks, Maryland 21152.

Item 2.   Identity and Background

(a) This statement is being filed by Alan D. Wilson (the "Reporting Person"), individually.

(b) The business address of the Reporting Person is 18 Loveton Circle, Sparks, Maryland 21152.

(c) The Reporting Person's present principal occupation is Chairman of the Board, President and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person is an executive officer of the Issuer and, in addition to compensation in cash, receives compensation in the form of shares of Common Stock of the Issuer pursuant to stock options, restricted shares of Common Stock and other equity awards granted pursuant to the terms of the Issuer’s equity compensation plans.

Item 4.   Purpose of Transaction

See Item 3 above.

The Reporting Person does not have any current plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, the Reporting Person reserves the right to, and may in the future choose to, change his purpose with respect to his ownership of the shares of Common Stock he now owns and to take such actions as he deems appropriate in light of the circumstances including, without limitation, to acquire additional shares of Common Stock or to dispose of, in any manner permitted by law, all or a portion of the Common Stock which he now owns or may hereafter acquire.

Item 5.   Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person beneficially owns, in aggregate, 753,827 shares of Common Stock, representing 5.9% of the Issuer’s outstanding shares, which includes 528,106 shares of Common Stock which could be acquired within 60 days of March 21, 2014 pursuant to the exercise of stock options).

(b)	Number of shares to which such person has:

(i)	Sole power to vote or direct the vote: 753,827

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or direct the disposition: 753,827

(iv)	Shared power to dispose or direct the disposition: -0-
(c)
The Reporting Person has effected no transactions in the Common Stock of the Issuer within the past sixty days except as follows:  On January 28, 2014, the Reporting Person acquired 33,732 shares of Common Stock as compensation in connection with the settlement of the Issuer’s Mid-Term Incentive Plan (“MTIP”) for the performance period beginning December 1, 2010 and ending November 30, 2013.  In connection with the foregoing settlement of the MTIP, on February 7, 2014, the Reporting Person disposed of 16,689 shares of Common Stock to the Issuer in connection with tax withholding.

 (d)  No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

 (e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.   Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 21, 2014

Alan D. Wilson
By: /s/ Alan D. Wilson